~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

June 20, 2006

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Room 4561

Washington, D.C., 20549

Attention:  Hugh Fuller

Dear Sirs:

Re:

Palomine Mining Inc.  - Registration Statement on Form SB-2

File No. 333-123465

Further to your letter dated June 16, 2006, we reply to your comment as follows:

1.

Please revise to provide an audit report that includes the cumulative financial statements from inception through January 31, 2006, in its scope.  Auditor association with the cumulative data is required on an annual basis as long as the registrant is in the exploration stage.

We have filed a revised audit report with our amended registration statement.

Yours truly,

/s/ Eugene Larabie

Palomine Mining Inc.

Eugene Larabie, President